Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings Per Share
(In thousands, except per share data, unaudited)

	Three Months ended March 31,
	2007	As adjusted 2006
Basic
Earnings:
Net income available to common stockholders	$3,623	$10,063

Shares:
Average common shares outstanding	8,014	9,154

Basic earnings per common share	$0.45	$1.10

Assuming full dilution
Earnings:
Net income available to common stockholders	$3,623	$10,063

Shares:
Average common shares outstanding	8,014	9,154
Potentially dilutive common shares outstanding	527	468
Diluted average common shares outstanding	8,541	9,622

Diluted earnings per common share	$0.42	$1.05

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan.